Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via EDGAR

January 27, 2025

Stacie Gorman and Pam Howell
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Stellar V Capital Corp. (Cayman Islands) Registration Statement on Form S-1 Filed December 4, 2024 File No. 333-283612

Dear Ms. Gorman and Ms. Howell:

On behalf of our client, Stellar V Capital Corp. (the “Company”), we hereby provide a response to the oral comment issued on January 27, 2025 (the “Staff’s Comment”) regarding the Company’s Registration Statement on Form S-1 (the “S-1”).

In the Staff’s Comment, the Staff identified certain places in the document where we used different percentages relating to the ownership of the sponsors. The Company believes that the use of such differing percentages to be accurate. In places where the Company refers to only the founder shares, the percentage correctly identifies the founder shares as being 26% (with the overallotment option being exercised) and 29% (without the overallotment option being exercised). For example, on the cover page, where we disclose the anti-dilution protection (which is based only on the founder shares), the disclosure reads as follows:

In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with our initial business combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, approximately 26% of the total number of Class A ordinary shares outstanding after such conversion, assuming the full exercise of the over-allotment option, or 29%, assuming no exercise of the over-allotment option.

We make similar disclosure on page 20, where the disclosure relates to adjustments to the founder shares in the event that the deal is resized:

If we increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, we will effect a share dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our initial shareholders, on an as-converted basis, at approximately 26%, assuming the full exercise of the over-allotment option, or 29%, assuming no exercise of the over-allotment option, of our issued and outstanding ordinary shares upon the consummation of this offering.

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Stacie Gorman and Pam Howell January 27, 2025 Page 2

However, in places where the voting is relevant, the Company discusses total ownership percentage, which includes the private placement securities. For example, the disclosure on page 42:

If we seek shareholder approval of our initial business combination, our initial shareholders and management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

Our initial shareholders will own approximately 30% of our outstanding ordinary shares immediately following the completion of this offering if the over-allotment option is not exercised and 27% if the over-allotment option is exercised (including both founder shares and private shares).

Similar disclosure appears on page 57:

Our initial shareholders, who will collectively beneficially own approximately 30% of our ordinary shares upon the closing of this offering if the over-allotment option is not exercised and 27% if the over-allotment option is exercised (including both founder shares and private shares, and assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose.

The one location that this is not consistent is page 146, where it incorrectly states that the founder shares equal 30% of the Company’s outstanding shares. The Company will revise the disclosure as follows in the final prospectus:

If we increase or decrease the size of this offering, we will effect a share dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares of our initial shareholders at approximately ~~30~~29% of our issued and outstanding ordinary shares upon the consummation of this offering.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc:	Prokopios Tsirigakis